Exhibit 99.1

Veris Gold Corp. Reports Continued Record Production for October 2013

VANCOUVER, Nov. 21, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide shareholders with an October production update illustrating the continued growth at the Company's three wholly-owned Jerritt Canyon gold mines and processing plant in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

Overall Operational Report
During the month of October the plant averaged over 3,940 tons through the roasters per operating day resulting in the production of 16,407 ounces of gold from Jerritt Canyon. On average, the operations achieved recoveries from Jerritt Canyon ore of 86% for the month; demonstrating continued significant improvements on recoveries compared to 83% average recoveries reported earlier in the year. The Company expects recoveries to continue to improve, and is looking to establish recoveries over 90% by 2014.

Mr. François Marland, President and CEO of Veris commented, "Our team at Jerritt Canyon is committed to delivering results.  Every month we are improving our track record and we are using every opportunity to optimize operations at Jerritt Canyon.  October was another record month for us with some 89,020 tons of ore from our three underground gold mines with an overall average grade of 0.16 per ton (5.5 grams per ton).  While the Smith and Starvation Canyon mines are operating at above expected levels, we are working very diligently to ensure that the SSX-Steer Mine meets production targets aided by the addition of engineers and equipment."

Mr. Marland further commented, "We had a strong performance during the third quarter, production-wise, even taking into consideration the 10-day maintenance shut-down at Jerritt Canyon.  The shut-down has allowed us to ensure that our recoveries continue to improve and are consistent in the future.  Combined with our toll milling, operations optimization and improvements at SSX-Steer we are anticipating a strong fourth quarter."

Graham Dickson, COO, stated, "The operations team ably led by Kiedock Kim and Chris Jones continues to perform and break new ground in operational excellence. As well as increasing throughput, they strive and succeed in adding operational redundancy to enhance reliability."

Mine Production
In October the SSX-Steer Mine produced a total of 20,996 tons containing an estimated 2,625 ounces of gold, averaging 677 tons per day. During the month the Company experienced a 29% decrease in production and a 32% decline in ounces produced as a result of delays in development and equipment availability.  The Company has subsequently hired additional senior engineering staff to enhance the teams' skill set and it has purchased a second Cubex Drill to assist with mine development.

The Smith Mine has produced 37,218 tons containing 6,662 ounces of gold averaging 1,201 tons per day for the month of October. The mine also produced an additional 6,815 tons of lower grade material averaging 0.09 ounces per ton which the Company will stockpile at the roaster facility.

At Starvation Canyon a total of 23,991 tons were mined in October containing an estimated 4,030 ounces of gold for an average of over 774 tons per day. Starvation Canyon has been achieving above target tonnage rates for the last three months and is continuing to deliver beyond the Company's expectations.

Toll Milling
As the Company had a sufficient amount of its own ore on its mill stockpile to run the full month it ran these tons in preference to toll milling for others. For the month of November Jerritt Canyon plans to process Jerritt ore for twenty days of the month and toll mill ore from Newmont USA Limited for ten days of the month.  This will reduce the Veris ounces produced for November. The Company also plans to process Newmont ore for a further ten days in December to fulfil its obligation to its client.  The Company is also evaluating a few other sources of third party concentrate during this time.

Processing Plant
The plant processed a total of 122,111 tons in October, averaging over 3,940 tons per operating day and operated at over 5,000 tons per day for several days. Recovery rates averaged 86% during the month and, as noted previously, ore grades continue to improve with the average grade processed at 0.16 ounces per ton.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company's 2012 and 2013 Quality Assurance and Quality Control protocols are similar to those done in 2010 and 2011 and are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer, B.Sc., General Manager, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President & CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 21-NOV-13